UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Precision BioSciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74019P108

(CUSIP Number)

August 3, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 74019P108	Page 2 of 2

(1)	Names of reporting persons Derek Jantz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization U.S.
Number of	(5) Sole voting power 4,286,638
shares beneficially owned by	(6) Shared voting power 0
each reporting person	(7) Sole dispositive power 4,286,638
with:	(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 4,286,638
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable ☐
(11)	Percent of class represented by amount in Row (9) 3.9%
(12)	Type of reporting person (see instructions) IN

SCHEDULE 13G

CUSIP No. 74019P108	Page 3 of 4

ITEM 1.	(a)Name of Issuer:

Precision BioSciences, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

302 E. Pettigrew Street

Suite A-100

Durham, North Carolina 27701

ITEM 2.	(a)Name of Person Filing:

Derek Jantz

(b)	Address or Principal Business Office or, if None, Residence:

The business address of Mr. Jantz is c/o Precision BioSciences, Inc., 302 E. Pettigrew Street, Suite A-100, Durham, North Carolina 27701.

(c)	Citizenship:

Mr. Jantz is a U.S. citizen.

(d)	Title of Class of Securities:

Common stock, par value $0.000005 per share (“Common Stock”).

(e)	CUSIP Number:

74019P108

ITEM 3.	If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents Mr. Jantz’s beneficial ownership of the Issuer’s Common Stock as of August 3, 2022, based upon 110,818,008 shares of Common Stock outstanding as of August 3, 2022.  Mr. Jantz beneficially owns 4,055,174 shares of Common Stock held in a revocable trust of which Mr. Jantz serves as trustee and 231,464 shares of Common Stock underlying options that are exercisable within 60 days of August 3, 2022.

(a)	Amount beneficially owned:

4,286,638

(b)	Percent of class:

3.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 4,286,638
(ii)	Shared power to vote or direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 4,286,638
(iv)	Shared power to dispose or to direct the disposition of: 0

SCHEDULE 13G

CUSIP No. 74019P108	Page 4 of 4

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 74019P108	Page 5 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:August 31, 2022

Derek Jantz

/s/Derek Jantz

Name: Derek Jantz